

December 17, 2014

Via E-mail
Richard F. Westenberger
Chief Financial Officer
Carter's, Inc.
3438 Peachtree Road NE, Suite 1800
Atlanta, GA 30326

> **Re: Carter's, Inc.**
> **Form 10-K for the Fiscal Year Ended December 28, 2013**
> **Filed February 26, 2014**
> **Correspondence Dated December 10, 2014**
> **File No. 001-31829**

Dear Mr. Westenberger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 28, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 24

1.   We read your response to comment 1 and your proposed future disclosures included in Annex I. In the reconciliation of the operating income (loss) for each of your segments to total operating income, you present a subtotal called total segment operating income. Since this subtotal does not appear to represent a GAAP-derived income amount and it is presented outside of the segment footnote reconciliation, it appears to represent a non-GAAP measure. In future filings, please either remove this subtotal or provide the disclosures required by Item 10(e) of Regulation S-K. Refer to Non-GAAP Financial Measures Compliance and Disclosure Interpretation,

Question 104.04, which can be found at: http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please provide us your proposed disclosure revisions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Suying Li at (202) 551-3335 or Rufus Decker, Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining